UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(7)	☐

Nippon Commercial Toushi Houjin
(Name of Subject Company)

Nippon Commercial Investment Corporation
(Translation of Subject Company’s Name into English (if applicable))

Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)

United Urban Investment Corporation
(Name of Person(s) Furnishing Form)

Investment Unit
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

United Urban Investment Corporation Attn: Kenichi Natsume Shiroyama Trust Tower 18F, 4-3-1, Toranomon, Minato-ku, Tokyo 105-6018, Japan Phone: +81-3-5402-3189
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit Number
99.1
Notification with Respect to the Execution of a Memorandum of Understanding concerning a Merger between United Urban Investment Corporation and Nippon Commercial Investment Corporation (dated April 22, 2010)

Item 2.  Informational Legends

The required legend is prominently included in the documents referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III – CONSENT TO SERVICE OF PROCESS

United Urban Investment Corporation is submitting to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Yasuhiro Tanaka
Name:	Yasuhiro Tanaka
Title:	Executive Officer

Date: April 23, 2010